EXHIBIT 99
RETAIL VENTURES, INC.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Retail Ventures, Inc. (the “Company”) desires to take advantage of the “safe harbor” provisions of the Act.
Certain information in this Form 10-Q, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. The following factors, in addition to other possible factors not listed, could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements:
If we are unable to retain current and attract new customers to our Value City business segment, our results of operations, financial condition and business could be adversely affected.
Our ability to execute to our new management’s strategy for the Value City segment is necessary to reverse the downward sales trend we have experienced. This strategy includes acquiring the right mix of merchandise in our key fashion areas of ladies and mens, of acquiring in season merchandise sooner in the season in complete runs (size and color) in recognizable brands and of identifying the prevailing fashion trend. Our advertising and marketing efforts to retain and draw new customers will need to be focused on this strategy. The failure to impact the customers we have and draw in new customers may result in stores being unprofitable, which could, in turn, have an adverse impact on our business, financial condition and results of operations.
We may be unable to open all the DSW and Filene’s Basement stores contemplated by our growth strategy on a timely basis, and new stores we open may not be profitable or may have an adverse impact on the profitability of existing stores, any of which could have a material adverse affect on our business, financial condition and results of operations.
We intend to open approximately 4 and 30 stores per year in each of the next four fiscal years for Filene’s Basement and DSW, respectively. However, we may not achieve our planned expansion on a timely and profitable basis or achieve results in new locations similar to those achieved in existing locations in prior periods. Our ability to open and operate new DSW and Filene’s Basement stores successfully on a timely and profitable basis depends on many factors, including, among others, our ability to:
•	identify suitable markets and sites for new store locations;

•	negotiate favorable lease terms;

•	build-out or refurbish sites on a timely and effective basis;

•	obtain sufficient levels of inventory to meet the needs of new stores;

•	obtain sufficient financing and capital resources or generate sufficient cash flows from operations to fund growth;

•	successfully open new DSW and Filene’s Basement stores in regions of the United States in which we currently have few or no stores;

•	open new stores at costs not significantly greater than those anticipated;

•	control the costs of other capital investments associated with store openings, including, for example, those related to the expansion of distribution facilities;

•	hire, train and retain qualified managers and store personnel; and

•	successfully integrate new stores into our existing infrastructure, operations and management and distribution systems or adapt such infrastructure, operations and systems to accommodate our growth.
As a result, we may be unable to open new stores at the rates expected or at all. If we fail to successfully implement our growth strategy, the opening of new stores could be delayed or prevented, could cost more than anticipated and could divert resources from other areas of our business, any of which could have a material adverse effect on our business, financial condition and results of operations.
To the extent that we open new stores in our existing markets, we may experience reduced net sales in existing stores in those markets. As the number of our stores increases, our stores will become more concentrated in the markets we serve. As a result, the number of customers and financial performance of individual stores may decline and the average sales per square foot at our stores may be reduced. This could have a material adverse effect on our business, financial condition and results of operations.
We rely on our good relationships with vendors to purchase brand name and designer merchandise at favorable prices. If these relationships were to be impaired, we may not be able to obtain a sufficient selection of merchandise at attractive prices, and we may not be able to respond promptly to changing fashion trends, either of which could have a negative impact on our competitive position, our business and financial performance.
We do not have long-term supply agreements or exclusive arrangements with any vendors (except for greeting cards and bottled drinks) and, therefore, our success depends on maintaining good relations with our vendors in all business segments. Since our business is fundamentally dependent on selling brand name and designer merchandise at attractive prices, we must continue to obtain from our vendors a wide selection of this merchandise at favorable wholesale prices. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory to stock our new stores. If we fail to continue to deepen and strengthen our relations with our existing vendors or to enhance the quality of merchandise they supply us, and if we cannot maintain or acquire new vendors of in-season brand name and designer merchandise, we may limit our ability to obtain a sufficient amount and variety of merchandise at favorable prices, which could have a negative impact on our competitive position.
We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could adversely affect our business, financial condition and results of operations.
Our merchandising strategy is based on identifying each region’s customer base and having the proper mix of products in each store to attract its target customers. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:
•	variations in local economic conditions, which could affect our customers’ discretionary spending;

•	unanticipated fashion trends;

•	our success in developing and maintaining vendor relationships that provide us access to in-

season merchandise at attractive prices;

•	our success in distributing merchandise to our stores in an efficient manner; and

•	changes in weather patterns, which in turn affect consumer preferences.
If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns in relation to slow-moving merchandise, either of which could have an adverse effect on our business, financial condition and results of operations.
Seasonal variability of operations.
Our operations have been historically seasonal, with a disproportionate amount of sales and a majority of net income occurring in the Fall and Christmas selling seasons for Value City and Filene’s Basement. DSW net sales have typically been higher in Spring and early Fall. As a result of seasonality, any factors negatively affecting us during these periods, including adverse weather, the timing and level of markdowns or unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year.
Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons in addition to seasonal factors, which could result in a decline in the price of our common shares.
Our business is sensitive to customers’ spending patterns, which in turn are subject to prevailing regional and national economic conditions and the general level of economic activity. Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. In addition to seasonal fluctuations, including weather patterns, a variety of other factors affect our comparable store sales and quarterly financial performance, including:
•	changes in our merchandising strategy;

•	timing and concentration of new store openings and related pre-opening and other start-up costs;

•	levels of pre-opening expenses associated with new stores;

•	changes in our merchandise mix;

•	changes in and regional variations in demographic and population characteristics;

•	timing of promotional events;

•	actions by our competitors; and

•	general United States economic conditions and, in particular, the retail sales environment.
Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In the future, our financial performance may fall below the expectations of securities analysts and investors. In that event, the price of our common shares would likely decline.

Our stock price may fluctuate significantly, which could negatively affect the trading of our common shares.
The market price of our common shares has fluctuated significantly in the past and may likely continue to fluctuate in the future. Various factors and events have caused this fluctuation and are likely to cause the fluctuations to continue. These factors include, among others:
•	developments related to DSW;

•	quarterly variations in actual or anticipated operating results;

•	changes by securities analysts in estimates regarding Retail Ventures;

•	conditions in the retail industry;

•	the condition of the stock market; and

•	general economic conditions.
Our failure to retain our existing senior management team and to continue to attract qualified new personnel could adversely affect our business.
Our business requires disciplined execution at all levels of our organization to ensure that we continually have sufficient inventories of assorted brand name merchandise at below traditional retail prices. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of any of our key executive and buying personnel, our business could be adversely affected. We have entered into employment agreements with certain of these officers. Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Competition for these personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably.
We may be unable to compete favorably in our highly competitive markets.
The off-price retail, department store and retail footwear markets are highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including locally owned, regional and national department stores, specialty retailers, discount chains and off-price retailers. Some of our competitors are larger and have substantially greater resources than we do. Our success depends on our ability to remain competitive with respect to style, price, brand availability and customer service. The performance of our competitors, as well as a change in their pricing policies, marketing activities and other business strategies, could have an adverse effect on our business, financial condition, results of operations and our market share.
A decline in general economic conditions, or the outbreak or escalation of war or terrorist acts, could lead to reduced consumer demand for our merchandise.
Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. A general slowdown in the U.S. economy or an uncertain economic outlook could adversely affect consumer spending habits.

Consumer confidence is also affected by the domestic and international political situation. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. In the event of an economic slowdown, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our retail expansion plans.
We rely on foreign sources for our merchandise, and our business is therefore subject to risks associated with international trade.
We purchase merchandise from domestic and foreign vendors. In addition, many of our domestic vendors import a large portion of their merchandise from abroad. For this reason, we face risks inherent in purchasing from foreign suppliers, such as:
•	economic and political instability in countries where these suppliers are located;

•	international hostilities or acts of war or terrorism affecting the United States or foreign countries from which our merchandise is sourced;

•	increases in shipping costs;

•	transportation delays and interruptions, including as a result of increased inspections of import shipments by domestic authorities;

•	work stoppages;

•	adverse fluctuations in currency exchange rates;

•	laws of the United States affecting the importation of goods, including duties, tariffs and quotas and other non-tariff barriers;

•	expropriation or nationalization;

•	changes in local government administration and governmental policies;

•	changes in import duties or quotas;

•	compliance with trade and foreign tax laws; and

•	local business practices, including compliance with local laws and with domestic and international labor standards.
We require our vendors to operate in compliance with applicable laws and regulations and our internal requirements. However, we do not control our vendors or their labor and business practices. The violation of labor or other laws by one of our vendors could have an adverse effect on our business.
We face security risks related to our electronic processing and transmission of confidential customer information. On March 8, 2005, we announced the theft of credit card and other purchase information relating to DSW customers. This security breach could adversely affect our reputation and business and subject us to liability.
We rely on commercially available encryption software and other technologies to provide security for processing and transmission on confidential customer information, such as credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments, including improper acts by third parties, may result in a compromise or breach of the security measures we use to protect customer transaction data. Compromises of these security systems could have an adverse effect on our reputation and business, and may subject us to significant liabilities and reporting obligations. A party who is able to circumvent our security measures could misappropriate our information, cause interruptions in our operations, damage our reputation and customers’ willingness to shop in our stores and subject us to possible liability. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.
On March 8, 2005, we announced that we had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, we issued the findings from our investigation into the theft. The theft took place primarily over two weeks and covered all customers who made purchases at 108 DSW stores, primarily during a three-month period from mid-November 2004 to mid-February 2005. Transaction information involving approximately 1.4 million credit cards was obtained. For each card, the stolen information included credit card or debit card numbers, name and transaction amount. In addition, data from transactions involving approximately 96,000 checks were stolen. In these cases, checking account numbers and driver’s license numbers were obtained.
We have contacted and are cooperating with law enforcement and other authorities with regard to this matter. To mitigate potential negative effects on our business and financial performance, we are working with credit card companies and issuers and has contacted as many of our affected customers as possible. In addition, we worked with a leading computer security firm to minimize the risk of any future data theft. We are involved in several legal proceedings arising out of this incident that, after consultation with counsel, we believe will not exceed the reserves we have currently recorded.
In connection with this matter, we entered into a proposed consent order with the Federal Trade Commission (“FTC”), which has jurisdiction over consumer protection matters. The FTC published the proposed order for public comment on December 1, 2005, and copies of the complaint and consent order are available from the FTC’s Web site at http://www.ftc.gov and also from the FTC’s Consumer Response Center, Room 130, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580. The public comment period expires on January 2, 2006.
We have not admitted any wrongdoing or that the facts alleged in the FTC’s proposed unfairness complaint are true. Under the consent order as proposed, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program, much of which was put in place shortly after DSW first learned of the theft, and to undergo a biannual assessment of such program by an independent third party.
There can be no assurance that there will not be additional proceedings or claims brought against us in the future. We have contested and will continue to vigorously contest the claims made against us and will continue to explore our defenses and possible claims against others.
As of October 29, 2005, we estimate that the potential exposures for losses related to this theft, including exposure under currently pending proceedings, range from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the early development of information regarding the theft and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, “Accounting for Contingencies,” we have accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above. As the situation develops and more information becomes available to us, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material.
Although difficult to quantify, since the announcement of the theft, we have not yet discerned any material negative effect on sales trends we believe are attributable to the theft. However, this may not be indicative of the long-term developments regarding this matter.
We continue to be dependent on DSW to provide us with key services for our business.

From 1998 until the completion of its IPO, DSW was operated as a wholly-owned subsidiary of Value City or Retail Ventures, and provided key services required for the operation of Retail Ventures’ business. In connection with the DSW IPO, we entered into agreements with DSW related to the separation of our business operations from DSW including, among others, a master separation agreement and a shared services agreement. Under the terms of the shared services agreement, which when signed became effective as of January 30, 2005, DSW will provide several of our subsidiaries with key services relating to planning and allocation support, distribution services and outbound transportation management, site research. lease negotiation, store design and construction management. The initial term of the shared services agreement will expire at the end of fiscal 2007 and will be extended automatically for additional one-year terms unless terminated by one of the parties. We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for DSW to provide these services for us under the shared services agreement to facilitate the efficient operation of our business.
Once the transition periods specified in the shared services agreement have expired and are not renewed, or if DSW does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to timely implement substitute arrangements on terms that are favorable to us, or at all, which would have an adverse effect on our business, financial condition and results of operations.
We are controlled indirectly by Schottenstein Stores Corporation, whose interests may differ from other shareholders.
Approximately 48.6% and 46.2% of our common shares on a basic and fully diluted basis, respectively are beneficially owned by Schottenstein Stores Corporation, a privately held corporation controlled by Jay L. Schottenstein, the Chairman of our Board of Directors, and members of his immediate family. Given its ownership interests, SSC will be able to control or substantially influence the outcome of all matters submitted to our shareholders for approval, including, the election of directors, mergers or other business combinations, and acquisitions or dispositions of assets. The interests of SSC may differ from or be opposed to the interests of our other shareholders, and its control may have the effect of delaying or preventing a change in control that may be favored by other shareholders.
Some of our directors and officers also serve as directors or officers of DSW, and may have conflicts of interest because they may own DSW stock or options to purchase DSW stock, or they may receive cash-based or equity-based awards based on the performance of DSW.
Some of our directors and officers also serve as directors or officers of DSW and may own DSW stock or options to purchase DSW stock, or they may be entitled to participate in the DSW incentive plans. Jay L. Schottenstein is our Chairman of the Board of Directors and Chairman of the Board of Directors of DSW; Heywood Wilansky is our Chief Executive Officer and a director of DSW; Harvey L. Sonnenberg is a director of Retail Ventures and of DSW; Julia A. Davis is Executive Vice President and General Counsel of both Retail Ventures and DSW, and serves as Secretary and Assistant Secretary for Retail Ventures and DSW, respectively; Steven E. Miller is Senior Vice President and Controller of both Retail Ventures and DSW; and James A. McGrady is our Executive Vice President, Chief Financial Officer, Treasurer and Secretary and is a Vice President of DSW. DSW’s incentive plans provide cash-based and equity-based compensation to employees based on DSW’s performance. These employment arrangements and ownership interests or cash-based or equity-based awards could create, or appear to create, potential conflicts of interest when directors or officers who own DSW stock or stock options or who participate in the DSW incentive plans are faced with decisions that could have different implications for DSW than they do for us. These potential conflicts of interest may not be resolved in our favor.